                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K

(Mark One)
/x/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934
      For the fiscal year ended December 31, 2000

                                       OR

/ /   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition period from    to


Commission file number 1-10410


      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          Harrah's Entertainment, Inc.
                          Savings and Retirement Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Harrah's Entertainment, Inc.
                          One Harrah's Court
                          Las Vegas, Nevada 89119

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of Harrah's Entertainment, Inc.
Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits, with fund information, for each of the three years ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits, with fund information, for each of the three years ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 (Exhibit I) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           /s/ Arthur Andersen LLP

Memphis, Tennessee,
June 21, 2001.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 2000


                                                                                   Fund Information
                                      ----------------------------------------------------------------------------------------------



                                                                               Participant Directed Funds
                                      ----------------------------------------------------------------------------------------------
                                       Company        Small Cap         Fidelity          S&P 500        Long-Term       Small Cap
                                      Stock Fund      Value Fund      Magellan Fund      Index Fund      Bond Fund      Growth Fund
                                      ----------      -----------     -------------      ----------      ----------     -----------

ASSETS
Investments (Notes 1, 2 and 3)
    Harrah's common stock             $ 120,795,047   $          --    $          --    $          --   $        --    $          --
    Registered investment companies              --      25,950,090       83,192,135                      9,663,205       23,325,937
    Common/collective trust funds                --              --               --      129,890,322            --               --
    Short-term investment fund                   --              --               --               --            --               --

Receivables
    Due from participants                        --              --               --               --            --               --
    Investment receivables                  140,237              --               --               --            --               --
    Interest and dividends                   25,657              --               --               --        54,339               --
    Other                                     6,748              --               --            2,004            --                8

Cash                                      4,899,712              --               --               --            --               --
                                      -------------   -------------    -------------    -------------   -----------    -------------

        Total assets                    125,867,401      25,950,090       83,192,135      129,892,326     9,717,544       23,325,945
                                      -------------   -------------    -------------    -------------   -----------    -------------

LIABILITIES
Accrued expenses                                 --         (41,429)        (263,685)              --        (6,587)              --
                                      -------------   -------------    -------------    -------------   -----------    -------------

NET ASSETS AVAILABLE FOR BENEFITS     $ 125,867,401   $  25,908,661    $  82,928,450    $ 129,892,326   $ 9,710,957    $  23,325,945
                                      =============   =============    =============    =============   ===========    =============


                                                      Fund Information
                                      --------------------------------------------------------------------
                                                                                       Non-
                                                                                     Participant
                                                                                      Directed
                                                  Participant Directed Funds           Fund
                                      -----------------------------------------------  ----
                                         Intermediate     Money Market    Executive
                                          Bond Fund           Fund        Life Fund   ESOP Fund  Loan Fund        Total
                                          ---------           ----        ---------   ---------  ---------        -----
                                                                          (Note 4)
ASSETS
Investments (Notes 1, 2 and 3)
    Harrah's common stock                $          --   $          --   $    --   $       --   $          --   $ 120,795,047
    Registered investment companies                 --              --        --           --              --     142,131,367
    Common/collective trust funds           49,143,625              --        --           --              --     179,033,947
    Short-term investment fund                      --         561,409        --           --              --         561,409

Receivables
    Due from participants                           --              --        --           --      38,058,417      38,058,417
    Investment receivables                          --      54,520,398        --           --              --      54,660,635
    Interest and dividends                          --         300,142        --           --              --         380,138
    Other                                       68,382          52,617        --           --              --         129,759

Cash                                                --         604,690        --           --              --       5,504,402
                                         -------------   -------------   -------   ----------   -------------   -------------

        Total assets                        49,212,007      56,039,256        --           --      38,058,417     541,255,121
                                         -------------   -------------   -------   ----------   -------------   -------------

LIABILITIES
Accrued expenses                                    --              --        --           --              --        (311,701)
                                         -------------   -------------   -------   ----------   -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS        $  49,212,007   $  56,039,256   $    --   $       --   $  38,058,417   $ 540,943,420
                                         =============   =============   =======   ==========   =============   =============

The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1999


                                                                          Fund Information
                                      ----------------------------------------------------------------------------------------------



                                                                    Participant Directed Funds
                                      ---------------------------------------------------------------------------------------------


                                         Company       Aggressive         Fidelity      S&P 500         Long-Term       Income
                                       Stock Fund      Stock Fund      Magellan Fund   Index Fund       Bond Fund        Fund
                                       ----------      ----------      -------------   ------------    ----------        ----

ASSETS
Investments (Notes 1, 2 and 3)
    Harrah's common stock             $ 133,962,963   $          --   $          --   $          --   $          --   $          --
    Registered investment companies              --      24,979,796      60,110,101              --       9,254,070      53,114,212
    Common/collective trust fund                 --              --              --     139,621,583              --              --
    Short-term investment fund            4,460,672          46,413          (5,002)         87,435          13,514          47,786

Receivables
    Due from participants                        29           1,015             619           1,547              29              --
    Interest and dividends                   24,252             345             (37)            650          56,049             355
    Due (to) from other funds              (106,201)         23,550         285,787          90,357          51,945         (49,599)
    Other                                 1,303,710              --              --              --              --              --

Cash                                        112,495          42,805          (4,613)         80,638          12,463          44,072
                                      -------------  --------------   -------------   -------------   -------------   -------------

        Total assets                    139,757,920      25,093,924      60,386,855     139,882,210       9,388,070      53,156,826
                                      -------------  --------------   -------------   -------------   -------------   -------------

LIABILITIES
Accrued expenses                           (339,193)        (16,915)        (94,482)       (282,631)        (29,383)        (68,023)
                                      -------------   -------------   -------------   -------------   -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS     $ 139,418,727   $  25,077,009   $  60,292,373   $ 139,599,579   $   9,358,687   $  53,088,803
                                      =============   =============   =============   =============   =============   =============


                                               Fund Information
                                      --------------------------------------------------------------
                                                                             Non-
                                                                          Participant
                                                                           Directed
                                            Participant Directed Funds       Fund
                                      --------------------------------     -------


                                          Treasury         Executive
                                           Fund            Life Fund       ESOP Fund       Loan Fund         Total
                                           ----            ----------     -----------      ---------         -----
                                                           (Note 4)
ASSETS
Investments (Notes 1, 2 and 3)
    Harrah's common stock                $          --    $          --   $  10,810,347    $          --    $ 144,773,310
    Registered investment companies                 --               --              --               --      147,458,179
    Common/collective trust fund                    --               --              --               --      139,621,583
    Short-term investment fund              45,098,842        1,186,522         172,930            5,578       51,114,690

Receivables
    Due from participants                           --               --              --       31,524,864       31,528,103
    Interest and dividends                     207,616               --             941               42          290,213
    Due (to) from other funds                 (289,306)              --              --           (6,533)              --
    Other                                           --               --          58,890               --        1,362,600

Cash                                            23,292               --           2,058            5,145          318,355
                                         -------------    -------------   -------------    -------------    -------------

        Total assets                        45,040,444        1,186,522      11,045,166       31,529,096      516,467,033
                                         -------------    -------------   -------------    -------------    -------------

LIABILITIES
Accrued expenses                              (127,091)              --            (627)              --         (958,345)
                                         -------------    -------------   -------------    -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS        $  44,913,353    $   1,186,522   $  11,044,539    $  31,529,096    $ 515,508,688
                                         =============    =============   =============    =============    =============


The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 2000


                                                                                  Fund Information
                                                     -------------------------------------------------------------------------------



                                                                             Participant Directed Funds
                                                     -------------------------------------------------------------------------------


                                                      Company         Small Cap        Fidelity        S&P 500         Long-Term
                                                     Stock Fund       Value Fund      Magellan Fund   Index Fund       Bond Fund
                                                     ----------        ----------     -------------   ----------       ---------

NET INVESTMENT INCOME
   Interest                                          $     955,631    $     153,098   $     501,971   $     574,385   $      38,760
   Dividends                                                    --               --       3,158,994              --         574,885
                                                     -------------    -------------   -------------   -------------   -------------

                                                           955,631          153,098       3,660,965         574,385         613,645
                                                     -------------    -------------   -------------   -------------   -------------

REALIZED GAIN (LOSS) ON INVESTMENTS
   Aggregate proceeds                                   61,556,756        7,431,448      14,735,185      30,569,230       7,657,724
   Aggregate cost                                      (66,629,363)      (7,249,907)    (12,400,727)    (31,060,606)     (7,640,402)
                                                     -------------    -------------   -------------   -------------   -------------


   Net realized gain (loss)                             (5,072,607)         181,541       2,334,458        (491,376)         17,322
                                                     -------------    -------------   -------------   -------------   -------------

UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS                             81,193          564,184       2,212,739     (17,646,857)        263,364

CONTRIBUTIONS
   Participants                                          7,911,295        3,273,806      10,714,373      11,837,951         985,044
   Company                                               4,894,689        1,913,566       5,658,746       6,833,206         541,934
                                                     -------------    -------------   -------------   -------------   -------------
                                                        12,805,984        5,187,372      16,373,119      18,671,157       1,526,978

OTHER
   Distributions to participants and beneficiaries     (11,358,258)      (4,305,818)     (8,988,842)    (16,582,046)     (1,261,742)
   Transfers between funds                             (16,223,658)        (603,431)       (576,170)     (2,055,332)       (779,705)
   Transfers in (Note 1)                                 5,684,204               --       8,088,692       8,404,511              --
   Administrative expenses                                (423,815)        (345,294)       (468,884)       (581,695)        (27,592)
                                                     -------------    -------------   -------------   -------------   -------------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                        (13,551,326)         831,652      22,636,077      (9,707,253)        352,270

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                                   139,418,727       25,077,009      60,292,373     139,599,579       9,358,687
                                                     -------------    -------------   -------------   -------------   -------------

   End of year                                       $ 125,867,401    $  25,908,661   $  82,928,450   $ 129,892,326   $   9,710,957
                                                     =============    =============   =============   =============   =============


                                                                               Fund Information
                                                   --------------------------------------------------------------------------------
                                                                                                                        Non-
                                                                                                                    Participant
                                                                                                                      Directed
                                                                          Participant Directed Funds                    Fund
                                                   ---------------------------------------------------------------      ----


                                                     Small Cap      Intermediate     Money Market    Executive
                                                    Growth Fund       Bond Fund          Fund        Life Fund        ESOP Fund
                                                    -----------       ---------          ----        ---------        ---------
                                                                                                      (Note 4)
NET INVESTMENT INCOME
   Interest                                          $     102,443   $     203,138   $   3,273,453   $          --   $      10,916
   Dividends                                             1,355,823              --              --              --              --
                                                     -------------   -------------   -------------   -------------   -------------

                                                         1,458,266         203,138       3,273,453              --          10,916
                                                     -------------   -------------   -------------   -------------   -------------

REALIZED GAIN (LOSS) ON INVESTMENTS
   Aggregate proceeds                                    4,285,050      18,428,333              --              --         723,011
   Aggregate cost                                       (4,898,837)    (17,981,109)             --              --        (810,151)
                                                     -------------   -------------   -------------   -------------   -------------


   Net realized gain (loss)                               (613,787)        447,224              --              --         (87,140)
                                                     -------------   -------------   -------------   -------------   -------------

UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS                         (6,414,555)      3,884,671              --              --         (77,680)

CONTRIBUTIONS
   Participants                                          3,117,054       2,589,074       4,345,715              --              --
   Company                                               1,388,829       1,663,569       2,166,551              --              --
                                                     -------------   -------------   -------------   -------------   -------------
                                                         4,505,883       4,252,643       6,512,266              --              --

OTHER
   Distributions to participants and beneficiaries      (1,214,495)     (7,761,163)     (8,096,646)             --        (697,143)
   Transfers between funds                              25,614,225      (7,155,587)      5,675,520      (1,186,522)    (10,190,400)
   Transfers in (Note 1)                                        --       2,502,569       3,918,168              --             670
   Administrative expenses                                  (9,592)       (250,291)       (156,858)             --          (3,762)
                                                     -------------   -------------   -------------   -------------   -------------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                         23,325,945      (3,876,796)     11,125,903      (1,186,522)    (11,044,539)

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                                            --      53,088,803      44,913,353       1,186,522      11,044,539
                                                     -------------   -------------   -------------   -------------   -------------

   End of year                                       $  23,325,945   $  49,212,007   $  56,039,256   $          --   $          --
                                                     =============   =============   =============   =============   =============


                                                   -----------








                                                     Loan Fund        Total
                                                     ---------        -----

NET INVESTMENT INCOME
   Interest                                         $   2,456,232    $   8,270,027
   Dividends                                                   --        5,089,702
                                                    -------------    -------------

                                                        2,456,232       13,359,729
                                                    -------------    -------------

REALIZED GAIN (LOSS) ON INVESTMENTS
   Aggregate proceeds                                          --      145,386,737
   Aggregate cost                                              --     (148,671,102)
                                                    -------------    -------------


   Net realized gain (loss)                                    --       (3,284,365)
                                                    -------------    -------------

UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS                           (16,979)     (17,149,920)

CONTRIBUTIONS
   Participants                                                --       44,774,312
   Company                                                     --       25,061,090
                                                    -------------    -------------
                                                               --       69,835,402

OTHER
   Distributions to participants and beneficiaries     (3,390,992)     (63,657,145)
   Transfers between funds                              7,481,060               --
   Transfers in (Note 1)                                       --       28,598,814
   Administrative expenses                                     --       (2,267,783)
                                                    -------------    -------------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                         6,529,321       25,434,732

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                                   31,529,096      515,508,688
                                                    -------------    -------------

   End of year                                      $  38,058,417    $ 540,943,420
                                                    =============    =============

The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                               Fund Information
                                       ---------------------------------------------------------------------------------------------



                                                                          Participant Directed Funds
                                      ----------------------------------------------------------------------------------------------


                                        Company       Aggressive        Fidelity       S&P 500         Long-Term        Income
                                      Stock Fund      Stock Fund     Magellan Fund    Index Fund       Bond Fund         Fund
                                      ----------      -----------    -------------    ----------       ----------        ----

NET INVESTMENT INCOME
   Interest                           $     253,085   $       1,734   $          --   $       5,794   $         748   $       3,364
   Dividends                                     --              --       2,575,080              --         782,473              --
                                      -------------   -------------   -------------   -------------   -------------   -------------
                                            253,085           1,734       2,575,080           5,794         783,221           3,364
                                      -------------   -------------   -------------   -------------   -------------   -------------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                    43,554,454       9,618,481       6,411,693      31,337,208       7,555,878      15,809,950
   Aggregate cost                       (29,588,097)    (10,795,847)     (6,422,081)    (24,793,602)     (7,872,301)    (14,938,247)
                                      -------------   -------------   -------------   -------------   -------------   -------------

   Net realized gain (loss)              13,966,357      (1,177,366)        (10,388)      6,543,606        (316,423)        871,703
                                      -------------   -------------   -------------   -------------   -------------   -------------

UNREALIZED NET APPRECIATION
    (DEPRECIATION) OF INVESTMENTS        49,890,302       2,183,227       3,382,383      16,031,981      (1,191,763)       (558,986)
                                      -------------   -------------   -------------   -------------   -------------   -------------

CONTRIBUTIONS
   Participants                           7,501,449       3,460,816       3,609,238       8,700,499         985,708       2,404,899
   Company                                4,098,762       1,849,344       1,273,850       4,351,579         480,416       1,352,561
                                      -------------   -------------   -------------   -------------   -------------   -------------

                                         11,600,211       5,310,160       4,883,088      13,052,078       1,466,124       3,757,460
OTHER
   Distributions to participants and
      beneficiaries                     (13,570,704)     (3,302,744)     (3,014,324)    (14,092,045)     (1,488,001)     (7,308,810)
   Transfers between funds              (24,246,626)     (4,187,486)     22,002,780      (3,161,677)     (2,272,766)     (5,370,840)
   Transfers in, net of forfeitures           6,969           9,399      30,597,758      20,895,655           2,777       2,903,204
   Administrative expenses                 (704,328)       (229,965)       (124,004)       (684,316)        (72,357)       (375,058)
                                      -------------   -------------   -------------   -------------   -------------   -------------

NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS        37,195,266      (1,393,041)     60,292,373      38,591,076      (3,089,188)     (6,077,963)

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                    102,223,461      26,470,050              --     101,008,503      12,447,875      59,166,766
                                      -------------   -------------   -------------   -------------   -------------   -------------

   End of year                        $ 139,418,727   $  25,077,009   $  60,292,373   $ 139,599,579   $   9,358,687   $  53,088,803
                                      =============   =============   =============   =============   =============   =============


                                            Fund Information
                                       ---------------------------------------------------------------
                                                                            Non-
                                                                        Participant
                                                                          Directed
                                       Participant Directed Funds            Fund
                                      ----------------------------           ----


                                         Treasury        Executive
                                           Fund          Life Fund          ESOP Fund         Loan Fund           Total
                                           ----          ---------          ---------         ---------           -----
                                                          (Note 4)
NET INVESTMENT INCOME
   Interest                              $   1,414,262    $      47,822    $       9,084    $   2,040,024    $   3,775,917
   Dividends                                   350,580               --               --               --        3,708,133
                                         -------------    -------------    -------------    -------------    -------------
                                             1,764,842           47,822            9,084        2,040,024        7,484,050
                                         -------------    -------------    -------------    -------------    -------------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                               --               --          938,136               --      115,225,800
   Aggregate cost                                   --               --         (706,527)              --      (95,116,702)
                                         -------------    -------------    -------------    -------------    -------------

   Net realized gain (loss)                         --               --          231,609               --       20,109,098
                                         -------------    -------------    -------------    -------------    -------------

UNREALIZED NET APPRECIATION
    (DEPRECIATION) OF INVESTMENTS                   --               --        4,436,964               --       74,174,108
                                         -------------    -------------    -------------    -------------    -------------

CONTRIBUTIONS
   Participants                              4,436,103               --               --               --       31,098,712
   Company                                   1,230,944               --               --               --       14,637,456
                                         -------------    -------------    -------------    -------------    -------------

                                             5,667,047               --               --               --       45,736,168
OTHER
   Distributions to participants and
      beneficiaries                         (6,179,377)              --         (851,568)      (2,722,861)     (52,530,434)
   Transfers between funds                  13,371,611           (3,576)         (22,956)       3,891,536               --
   Transfers in, net of forfeitures          5,491,597               --               --        4,130,375       64,037,734
   Administrative expenses                    (173,185)              --           (3,818)              --       (2,367,031)
                                         -------------    -------------    -------------    -------------    -------------

NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS           19,942,535           44,246        3,799,315        7,339,074      156,643,693

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                        24,970,818        1,142,276        7,245,224       24,190,022      358,864,995
                                         -------------    -------------    -------------    -------------    -------------

   End of year                           $  44,913,353    $   1,186,522    $  11,044,539    $  31,529,096    $ 515,508,688
                                         =============    =============    =============    =============    =============

The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                  Fund Information
                                      ----------------------------------------------------------------------------------------------



                                                                             Participant Directed Funds
                                      ----------------------------------------------------------------------------------------------
                                           Company    Aggressive       S&P 500        Long-Term           Income         Treasury
                                         Stock Fund   Stock Fund      Index Fund      Bond Fund            Fund            Fund
                                         ----------   ----------      ----------      ---------            ----            ----

NET INVESTMENT INCOME
   Interest                           $     381,604  $      28,962   $      76,561    $       8,941    $      50,915    $ 1,317,409
   Dividends                                     --             --              --          908,197               --             --
                                      -------------  -------------   -------------    -------------    -------------    -----------
                                            381,604         28,962          76,561          917,138           50,915      1,317,409
                                      -------------  -------------   -------------    -------------    -------------    -----------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                    44,270,937      7,727,937      22,152,418        4,212,306       11,894,665             --
   Aggregate cost                       (40,392,408)    (8,343,747)    (19,993,398)      (4,137,390)     (11,554,323)            --
                                      -------------  -------------   -------------    -------------    -------------    -----------

   Net realized gain (loss)               3,878,529       (615,810)      2,159,020           74,916          340,342             --
                                      -------------  -------------   -------------    -------------    -------------    -----------

UNREALIZED NET APPRECIATION
    (DEPRECIATION) OF INVESTMENTS       (19,357,722)    (1,308,361)     19,475,071          (50,483)       3,640,419             --
                                      -------------  -------------   -------------    -------------    -------------    -----------

CONTRIBUTIONS
   Participants                           8,097,933      3,865,866       5,947,595          811,161        2,338,054      1,403,677
   Company                                5,644,661      2,590,264       4,000,484          557,723        1,683,595        876,483
                                      -------------  -------------   -------------    -------------    -------------    -----------

                                         13,742,594      6,456,130       9,948,079        1,368,884        4,021,649      2,280,160
OTHER
   Distributions to participants and
      beneficiaries                      (9,687,407)    (3,048,048)     (8,159,430)      (1,149,397)      (6,519,340)    (4,541,794)
   Transfers between funds               (8,390,528)    (2,545,639)      1,751,526        2,947,497        4,492,737      3,970,947
   Administrative expenses                 (755,850)      (355,971)       (494,524)         (51,994)        (460,513)      (110,636)
                                      -------------  -------------   -------------    -------------    -------------    -----------

NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS       (20,188,780)    (1,388,737)     24,756,303        4,056,561        5,566,209      2,916,086

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                    122,412,241     27,858,787      76,252,200        8,391,314       53,600,557     22,054,732
                                      -------------  -------------   -------------    -------------    -------------    -----------

   End of year                        $ 102,223,461  $  26,470,050   $ 101,008,503    $  12,447,875    $  59,166,766    $24,970,818
                                      =============  =============   =============    =============    =============    ===========


                                      Fund Information
                                     --------------------
                                                               Non-
                                                           Participant
                                           Participant       Directed
                                         Directed Funds        Fund
                                     --------------------      ----
                                             Executive
                                             Life Fund       ESOP Fund       Loan Fund            Total
                                             ---------       ---------       ---------            -----
                                             (Note 4)
NET INVESTMENT INCOME
   Interest                               $   1,089,215    $      58,078    $   1,441,977    $   4,453,662
   Dividends                                         --               --               --          908,197
                                          -------------    -------------    -------------    -------------
                                              1,089,215           58,078        1,441,977        5,361,859
                                          -------------    -------------    -------------    -------------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                                --               --               --       90,258,263
   Aggregate cost                                    --               --               --      (84,421,266)
                                          -------------    -------------    -------------    -------------

   Net realized gain (loss)                          --               --               --        5,836,997
                                          -------------    -------------    -------------    -------------

UNREALIZED NET APPRECIATION
    (DEPRECIATION) OF INVESTMENTS               395,825       (1,387,327)              --        1,407,422
                                          -------------    -------------    -------------    -------------

CONTRIBUTIONS
   Participants                                      --               --               --       22,464,286
   Company                                           --               25               --       15,353,235
                                          -------------    -------------    -------------    -------------

                                                     --               25               --       37,817,521
OTHER
   Distributions to participants and
      beneficiaries                            (269,206)        (712,278)      (2,229,587)     (36,316,487)
   Transfers between funds                   (5,732,680)         (17,936)       3,524,076               --
   Administrative expenses                           --           (3,423)              --       (2,232,911)
                                          -------------    -------------    -------------    -------------

NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS            (4,516,846)      (2,062,861)       2,736,466       11,874,401

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                          5,659,122        9,308,085       21,453,556      346,990,594
                                          -------------    -------------    -------------    -------------

   End of year                            $   1,142,276    $   7,245,224    $  24,190,022    $ 358,864,995
                                          =============    =============    =============    =============

The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1 - SUMMARY DESCRIPTION OF THE PLAN

The following description of the Harrah's Entertainment, Inc. Savings and Retirement Plan (the "Plan," formerly The Promus Companies Incorporated Savings and Retirement Plan) is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

THE PLAN

The Plan was established by Harrah's effective February 6, 1990, to include eligible employees of Harrah's and its affiliates (the "Company") for the primary purpose of allowing these employees to accumulate capital for their retirement. Participants can contribute either pre-tax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) or after-tax dollars to the Plan, as provided for under Sections 401(k) and 401(m) of the Internal Revenue Code ("IRC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On January 1, 1999, Showboat Marina Casino Partnership ("SMCP") became a participating employer and SMCP employees became eligible to participate in the Plan. The account balances of SMCP's employees transferred from the Showboat, Inc. Retirement and Savings Plan to the Plan on January 1, 1999, in the amount of $3 million. On July 1, 1999, the Showboat Atlantic City employees became eligible to participate in the Plan. The account balances of the Showboat Atlantic City's employees were transferred from the Showboat, Inc. Retirement and Savings Plan to the Plan on July 1, 1999, in the amount of $64 million.

On January 1, 2000, Rio Suite Hotel and Casino became a participating employer and Rio employees became eligible to participate in the Plan. The account balances of the Rio employees were transferred from the Rio 401(k) plan to this Plan on February 28, 2000, in the amount of $36.3 million.

On March 23, 2000, Players International, Inc. ("Players") became a participating employer and Players employees became eligible to participate in the Plan. The Players International and Subsidiaries 401(k) Plan was subsequently terminated. Players participants could elect to receive their account balances or roll their balances into another qualified plan.

PLAN INVESTMENT FUNDS

By election of a participant, his or her account balance (comprised of contributions, Company matching funds and accumulated earnings) can be invested in 1% increments in one or in a combination of up to eight separate funds (collectively, the "Funds") of the Plan as follows:

I. Company Stock Fund - invested in Harrah's common stock which provides a return based on the change in market value of Harrah's common stock, including any dividends declared thereon;

II. Small Cap Growth Fund - invested in the Delaware Trend Fund, a mutual fund comprised primarily of a mix of common stocks of small and emerging growth companies, which seeks long-term capital appreciation;

III. Small Cap Value Fund (formerly the Aggressive Stock Fund) - invested in the SSGA Small Cap Matrix Fund, a mutual fund comprised primarily of a mix of common stocks of emerging and other growth-oriented companies, including securities convertible to common stocks;

IV. Fidelity Magellan Fund - invested in the Fidelity Magellan Fund, a publicly-traded mutual fund comprised primarily of common stocks and convertible securities of large companies based both in the U.S. and overseas, which seeks capital appreciation;

V. S&P 500 Index Fund - invested in the State Street Bank & Trust S&P 500 Index Fund, an S&P 500 Indexed common/collective trust fund, which provides a return based on the performance of the stocks included within the S&P 500 Index Fund, including dividends thereon;

VI. Long-Term Bond Fund - invested in the Vanguard Investment Grade Bond Portfolio, a mutual fund with investments in a diversified mix of long-term investment grade bonds;

VII. Intermediate Bond Fund (formerly the Income Fund) - invested in the SSGA Intermediate Bond Fund, a mutual fund comprised primarily of high quality intermediate-term government, corporate, mortgage-backed and asset-backed securities; or

VIII. Money Market Fund (formerly the Treasury Fund) - invested in a commingled fund managed by State Street Global Advisors, which provides investments in high-quality money market securities and other short-term debt instruments.

The Plan also included two other special purpose funds, as follows:

I. Executive Life Fund - segregated the assets and participants' equity accounts related to the investment in Executive Life Insurance Company's guaranteed investment contract. See Note 4 - Executive Life Investment for further details.

II. ESOP Fund - accounted for special contributions by Harrah's of its common stock or cash equivalents to eligible employees. The ESOP Fund was established within the Plan to serve as a means to monitor the accounts and records of the participants. Participants were not allowed to make contributions to their ESOP account and distributions could be made only after a participant terminated employment. Effective December 1, 2000, the ESOP Fund was merged into the Company Stock Fund.

Occasionally, the Funds hold cash on a temporary basis pending investment or withdrawals. Cash balances are invested in temporary investments.

PLAN ADMINISTRATION

During 1999 and 2000, the general administration of the Plan was the responsibility of its trustees ("Trustees"), who were appointed by the Human Resources Committee of the Harrah's Board of Directors. Effective September 1, 2000, State Street Bank and Trust Company became the Plan trustee ("State Street"), replacing the Trustees. As a result of the appointment of State Street, the Trustees resigned. As the trustee, State Street performs the duties and exercises the authority set forth in the Plan and Trust Agreement.

Effective September 1, 2000, Harrah's Operating Company Memphis, Inc. ("HOC") became administrator of the Plan ("Plan Administrator"). The Plan Administrator has delegated certain of its authority to Citistreet for purposes of day-to-day administration. Citistreet provides recordkeeping, accounting, daily trading, custodial, and investment management services.

EMPLOYEE ELIGIBILITY, VESTING AND TERMINATION

Employees of the Company become eligible to join the Plan after 90 days of service. Eligibility for Company matching contributions begins on the first entry date (January 1 or July 1) following completion of 12 months of service. Effective January 1, 2000, participants vest in Company matching contributions over five calendar years of credited service as follows:

            Years of                    Vested
       Credited Service               Percentage
       ----------------               ----------
              One                          20%
              Two                          40%
              Three                        60%
              Four                         80%
              Five                        100%

An employee's active participation in the Plan ceases upon separation of service at which time his or her vested account balance can either be withdrawn or remain in the Plan according to the Plan Document.

PLAN EXPENSES

As sponsor of the Plan, Harrah's, through its wholly-owned subsidiary, HOC, initially pays many of the costs associated with the operation of the Plan. These costs include salaries for employees who perform other administrative services solely for the Plan, rent, various service charges and other direct costs of operation. The Plan reimbursed HOC for these costs in the amounts of approximately $580,000, $387,000 and $790,000 for 2000, 1999 and 1998,
respectively. Such costs are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.

PARTICIPANTS' CONTRIBUTIONS AND WITHDRAWALS

Participants can elect to make basic contributions ranging from two to six percent of their eligible earnings, as defined. These contributions are then matched by the Company. If a participant is making basic pre-tax contributions of six percent of his or her earnings to the Plan, the participant could elect to make supplemental contributions of up to an additional ten percent of which up to ten percent and one percent can be pre-tax dollars for non-highly and highly compensated employees, respectively. The Company will match the first six percent of all participants' contributions.

Participants' contributions, vested matching Company contributions and related income may be withdrawn by giving notice to the Plan Administrator, which may include a telephone or electronic communication, subject to Plan and Internal Revenue Service rules. In-service withdrawals of pre-tax contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2.

Withdrawal of basic after-tax and matching contributions will not prohibit participants from making further contributions; however, if these contributions or any other funds are withdrawn, the Company will not match subsequent contributions for six months. Supplemental after-tax contributions and any earnings thereon may be withdrawn without this penalty. If a participant ceases to make contributions to the Plan, the participant's equity may remain constant, except for allocation of earnings, gains and losses on the Plan's investments.

ALLOCATION OF FORFEITURES AND NET PLAN INCOME

As required by the Plan, forfeited amounts attributed to non-vested Company matching contributions of terminated employees who did not receive a distribution of their vested account balance will be held for a period of five years. Employees who return to service within that period will be credited, subject to further vesting, at the date of rehire with the unallocated equity amount. The total amount of potential forfeitures of terminated non-vested participants at December 31, 2000 and 1999 was approximately $2.0 million and $0.8 million, respectively. Beginning in September 1999, forfeitures were used to reduce the Company's matching contributions. During 2000 and 1999, the Company used approximately $0.7 million and $4.2 million, respectively, of forfeitures to reduce Company matching contributions. Prior to September 1999, forfeitures were reallocated to the remaining participants.

Net Plan income (i.e. unrealized appreciation/depreciation of investments, dividend and interest income, and realized gains or losses on the sale of investments) is allocated daily to active participants based upon the individual's prior daily equity balance. For purposes of calculating the realized gains or losses on the sale investments, the Plan uses the revalued cost (i.e. the fair value of the assets at the beginning of the current plan year).

LOANS

Loans may be made to participants by giving notice to the Plan Administrator, which may include a telephone or electronic communication. All loans, other than those used to acquire or construct the principal residence of the participant, shall be repaid within five years. The minimum amount that may be borrowed is $500. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which maximum is subject to reduction if another loan is outstanding) or one-half of the vested balance of the participant's account, whichever is less. Loans bear interest at a rate set by the Plan Administrator, and are secured by the account balance of the participant equal to the outstanding loan amount. Principal and interest paid by a participant are credited to the participant's account. At December 31, 2000, these loans had interest rates of 7.5 percent.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - VALUATION OF INVESTMENTS

Investments in securities, common/collective trust funds and registered investment companies are stated at market values on the last business day of the plan year.

The Plan provides for investments in various investment securities which are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 3 - INVESTMENTS

The fair market values of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2000 and 1999, were as follows:


                                                  2000                1999
                                               ------------       ------------
Harrah's Entertainment, Inc. Common Stock      $120,795,047       $144,773,310
Fidelity Magellan Fund                           83,192,135         60,110,101
State Street Bank & Trust S&P 500 Index Fund    129,890,322        139,621,583
SSGA Intermediate Bond Fund Series A             49,143,625         53,114,212
SSB Yield Enhanced Short-Term Investment Fund       -               45,073,587
Loans to Participants                            38,058,417         31,524,864

NOTE 4 - EXECUTIVE LIFE INVESTMENT

On May 1, 1991, the Plan was amended to provide that approximately $12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company ("Executive Life") and held in the Plan's Income Investment Fund would be frozen until such time as the contract was finally paid out. The Company agreed to pay to the Plan any deficiency between the $12.9 million and any amounts finally paid under the contract. The Company also agreed to make interest free loans to the Plan, which were to be repaid out of any amounts received under the contract, so that persons who leave or who had already left the Company's employment may withdraw the vested portion of the Executive Life guaranteed investment contract, as well as other vested funds. The contract was restructured in September 1993, and the Plan began receiving payments on the contract. The restructured contract matured on September 3, 1998, and $9.2 million was received by the Plan in September 1998. Of this amount, $8.7 million represented principal and $0.5 million represented interest earnings. The principal was allocated to participant accounts to unfreeze the investment and was used to repay the balance of advances from Harrah's. During 2000, participants invested their Executive Life Investment accounts in the other available funds of the Plan.

NOTE 5 - PLAN QUALIFICATION

The Plan is intended to satisfy the tax qualification requirements under
Section 401(a) of the IRC; therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under Section 501(a). A favorable determination letter regarding the Plan's status, dated November 19, 1992, has been received from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 - RECONCILIATION TO FORM 5500

At December 31, 2000, there was $408,790 of benefit payments approved and processed for payment which has not been paid. This amount is reflected in the Plan's Form 5500, but not reflected in the accompanying financial statements in accordance with accounting principles generally accepted in the United States.

                                                                       EXHIBIT I

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000

                                                                MARKET VALUE
                                                                ------------

HARRAH'S ENTERTAINMENT, INC. COMMON STOCK
Company Stock Fund*                                               $120,795,047
Holding Account                                                        561,409
                                                                  ------------
                                                                   121,356,456

REGISTERED INVESTMENT COMPANIES
Fidelity Magellan Fund                                              83,192,135
SSGA Small Cap Matrix Fund Series A                                 25,950,090
Vanguard Investment Grade Bond Portfolio                             9,663,205
Delaware Trend Fund                                                 23,325,937
                                                                  ------------
                                                                   142,131,367

COMMON/COLLECTIVE TRUST FUNDS
SSGA Intermediate Bond Fund Series A                                49,143,625
State Street Bank & Trust S&P 500 Index Fund                       129,890,322
                                                                  ------------
                                                                   179,033,947

LOANS TO PARTICIPANTS, 7.5%                                         38,058,417
                                                                  -------------


        TOTAL INVESTMENTS                                         $480,580,187
                                                                  ============

* Represents a party-in-interest transaction.

      Pursuant to the requirements of the Securities Exchange Act of 1934, Harrah's Operating Company Memphis, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                  By:   /s/  ELAINE LO
                     -------------------------------
                        Elaine Lo
                        Vice President
                        Compensation, Benefits & Administration